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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:	DECEMBER 2003

COMMISSION FILE NUMBER:	(SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
              Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): [__]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): [__]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                 No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

NEWS RELEASE

SUNGOLD INTERNATIONAL HOLDINGS CORP.
ANNOUNCES THE NAME CHANGE AND CONTINUATION
INTO THE FEDERAL JURISDICTION OF CANADA

December 12, 2003
Trading Symbol: SGIHF - OTC BB

VANCOUVER, BC CANADA: DECEMBER 12, 2003 ~ SUNGOLD INTERNATIONAL HOLDINGS CORP. ("Sungold") (OTCBB: SGGNF, Frankfurt: WKN 608164, Berlin) - Sungold International Holdings Corp. (the "Company") announces that effective today the Company has changed its name from Sungold Entertainment Corp. to Sungold International Holdings Corp. and continued as a federal corporation under the federal jurisdiction of Canada, as approved by the Company's shareholders at the Extraordinary General Meeting held in Vancouver, British Columbia on July 28, 2003.

In connection with the Company's name change and continuation, the Company changed its trading symbol from "SGGNF" to "SGIHF" on the OTC Bulletin Board, and received a new Cusip Number: 867373 10 2.

ABOUT SUNGOLD

Sungold International Holdings Corp. is in the business of developing entertainment and e-commerce business in Canada, USA and internationally. The Directors and Officers have extensive experience in private and public project financing. Sungold® has four 100% wholly owned subsidiaries: Horsepower Broadcasting Network (HBN) International Ltd., Horsepower Broadcasting Network Inc., Sungold Entertainment U.S.A. Inc., and Racing Unified Network (R.U.N.) Inc.

Sungold® controls the technology, source codes, trademarks, patents, copyrights and the worldwide title, rights and interest to the SafeSpending® anonymous Internet payment system. International entertainment, e-commerce and licensed pari-mutuel virtual horseracing opportunities are being considered by Sungold® in locations worldwide.

Horsepower is an animated, pari-mutuel, virtual, horseracing system tested to be random and to meet International Lottery Standards. Horsepower is viewed on video monitors where players can win prizes practicing Horsepower World Pool for fun online at home every 90 seconds or soon for multimillion dollar jackpots from a $2 wager at Authorized Racetrack Affiliates worldwide designed primarily for racetracks of all breeds.

For further information please contact Investor Relations at (613) 249-9092.

This news release contains forward-looking statements. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date: December 30, 2003

By*:
/s/ ANNE KENNEDY
Anne Kennedy
Director, Corporate Secretary

*Print name and title under the signature of the signing officer